Exhibit 6

EXECUTION VERSION

THIS SHARE PURCHASE AGREEMENT is made on 10 September 2026 (this "Agreement")

BETWEEN

VR GLOBAL PARTNERS, L.P., a limited partnership incorporated and existing under the laws of the Cayman Islands with its registered office address at One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands (the "Seller"); and

JOINT STOCK COMPANY KASPI.KZ, a joint stock company incorporated and existing under the laws of Kazakhstan with its registered office address at 154A Nauryzbai Batyr Street, Almaty, 050013, Kazakhstan (the "Purchaser"),

(each, a "Party" and, together, the "Parties").

BACKGROUND

(A) The Seller holds, at the date of this Agreement, the Sale ADSs, which represent ordinary shares of D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi, a joint-stock company incorporated and existing under the laws of Türkiye with its registered office address at Kuştepe Mahallesi Mecidiyeköy Yolu Caddesi, No: 12 Trump Towers, Tower No. 2, Floor 2, Şişli, Istanbul, 34387, Türkiye (the "Company").

(B) The Seller wishes to sell (or procure the sale of) and the Purchaser wishes to purchase all of the Sale ADSs on and subject to the terms of this Agreement (the "Transaction").

THE PARTIES AGREE as follows:

1. Interpretation

1.1 In this Agreement:

"ADS" means an American depositary share (ISIN US23292B1044) representing one ordinary share in the share capital of the Company;

"Affiliate" means in relation to a person:

(a) any person Controlled by the relevant person (whether directly or indirectly);

(b) any person Controlling (whether directly or indirectly) the relevant person; and

(c) any person Controlled (whether directly or indirectly) by any person Controlling the relevant person;

"Agreement" has the meaning given in the preamble;

"Applicable Law" means any law, legislation, regulation or international treaty applicable in or to any jurisdiction (country, state, federal, city or territory) and all laws, legislation, subordinate legislation, orders, directives, regulations, rules, measures, permits, local laws, ordinances and codes of practice made under or pursuant to any such law, legislation, regulation or international treaty, including in

respect of Sanctions, together with all judgments, notices, orders, directions, instructions or decisions of any Governmental Authority;

"Business Day" means any day (other than a Saturday, Sunday or a public holiday) on which banks are generally open for a full range of business in New York City, United States and Almaty, Kazakhstan;

"Company" has the meaning given in Recital (A);

"Company Securities" means:

(a) ordinary shares in the share capital of the Company (ISIN TR009A6M54Y8) and any class of equity securities of the Company that may be issued and outstanding from time to time;

(b) the ADSs and any other depositary receipts representing the Company's ordinary shares;

(c) any options, warrants, convertible securities, exchangeable securities or other rights or instruments that are exercisable for, convertible into or exchangeable for, or that give the holder any right to acquire, any securities of the Company; and

(d) any swap, hedge, derivative or other agreement or arrangement, the value of which is based upon or derived from the value of any securities of the Company,

provided, for the avoidance of doubt, that this definition shall not extend to the securities of the Purchaser or any swap, hedge, derivative or any other agreement or arrangement the value of which is based upon or derived from the value of any securities of the Purchaser;

"Completion" means completion of the sale and purchase of the Sale ADSs in accordance with the terms of the Agreement;

"Completion Date" means such Business Day as mutually agreed by the Parties, being a date no later than 14 September 2026 (as may be deferred pursuant to Clause 5.5);

"Compliant Party" has the meaning given in Clause 5.5;

"Consideration" means an amount equal to (a) the Price per Sale ADS *multiplied* by (b) the number of ADSs representing the Sale ADSs;

"Control" means, in relation to any undertaking (being the "Controlled Person"), being:

(a) entitled to exercise, or control the exercise of (directly or indirectly, by way of ownership or contractual rights) more than 50% of the voting power at any general meeting of the shareholders, members or partners or other equity holders

of (and including, in the case of a limited partnership, of the general partner or the limited partners of) the Controlled Person (or in the case of a trust, of the beneficiaries thereof), in respect of all or substantially all matters falling to be decided by resolution or meeting of such persons;

(b) entitled (including by virtue of the provisions contained in the constitutional documents of the Controlled Person or pursuant to applicable governance rights or delegated authority in respect of such Controlled Person) to appoint or remove or control the appointment or removal of:

(i) directors on the Controlled Person's board of directors or its other governing body (or, in the case of a limited partnership, of the board or other governing body of its general partner) who are able (in the aggregate) to exercise more than 50% of the voting power at meetings of that board or governing body in respect of all or substantially all matters, or the sole executive body (including the general director or other equivalent body) of the Controlled Person;

(ii) any managing member of the Controlled Person;

(iii) in the case of a limited partnership, its general partner; and/or

(iv) in the case of a trust, its trustee and/or manager;

(c) entitled to exercise a dominant influence over the Controlled Person (otherwise than solely as a fiduciary) by virtue of the provisions contained in its constitutional documents (or, in the case of a trust, trust deed) pursuant to applicable governance rights or delegated authority in respect of the Controlled Person or pursuant to an agreement with other shareholders, partners, members or beneficiaries of the Controlled Person; or

(d) able (directly or indirectly) to direct or cause the direction of the management or policies of the Controlled Person or otherwise secure that the affairs of the Controlled Person are conducted in accordance with such person's wishes,

and "Controlled" and "Controlling" shall be construed accordingly;

"Defaulting Party" has the meaning given in Clause 5.5;

"Disclosing Party" has the meaning given in Clause 10.1(a);

"Encumbrance" means any claim, charge (fixed or floating), mortgage, security, pledge, lien, option, equity, stock loan, power of sale, hypothecation, trust, right of set-off or other third-party right or interest (legal or equitable), including any reservation or retention of title, right of pre-emption, right of first refusal, assignment by way of security or any other security interest of any kind,

howsoever created or arising or any other agreement or arrangement (including a sale and repurchase agreement having a similar effect);

"Governmental Authority"	means any supra-national, national, state, municipal, county or local government (including any sub-division, court, administrative agency, commission or other authority thereof) or private body exercising any regulatory, taxing, importing or quasi-governmental authority in any jurisdiction (including, for the avoidance of doubt, any Sanctions Authority);
"LCIA"	has the meaning given in Clause 20.2;
"MNPI"	has the meaning given in Clause 8.3;
"OFAC"	means the Office of Foreign Assets Control of the U.S. Department of the Treasury;
"Party"	has the meaning given in the preamble;
"Price per Sale ADS"	means USD 2.95;
"Purchaser"	has the meaning given in the preamble;
"Purchaser Claims"	has the meaning given in Clause 8.1;
"Purchaser Custody Account"	

DTC #	**0902**
PSET	DTCYUS33
Sub-Agent BIC	CHASUS33XXX
Sub-Agent Name	JPMCB NEW YORK
Account Number at Sub-Agent	PS75350
Account Name at Sub-Agent	LONDON OFFICE NO. 3 ACC. NY CLT
AGENT BK	: 00025787
DTCINSTID	: 00062815
DTCID	: 00000902
Market ID	902

"Purchaser Released Parties"	has the meaning given in Clause 8.1;
"Purchaser Releasing Parties"	has the meaning given in Clause 8.2;
"Purchaser Warranties"	has the meaning given in Clause 7.1;

"Restricted Territory"	means any country or territory that is or has been the target of and/or subject to any comprehensive country-wide or territory-wide Sanctions (being, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the non-Ukrainian government controlled regions of Crimea, Kherson, Zaporizhzhia, Donetsk and Luhansk);
"Sale ADSs"	means 19,547,401 ADSs;
"Sanctioned Person"	means a person or entity that is (a) listed on, or acting on behalf of a person or entity listed on, any Sanctions List or otherwise subject to the same or similar Sanctions having the same effect, including by reason of ownership or control; or (b) located or resident in, incorporated or organised under the laws of, owned or controlled by or acting on behalf of a person or entity located or resident in, incorporated or organised under the laws of, a Restricted Territory;
"Sanctions"	means any economic, financial or trade embargoes and/or sanctions laws, regulations, rules and/or restrictive measures administered, implemented, enacted or enforced by any Sanctions Authority, each as amended, supplemented and substituted from time to time;
"Sanctions Authority"	means the United Nations Security Council, the European Union and any member state of the European Union, the United Kingdom, the United States of America and any governmental, public or regulatory authority or body of any of the aforementioned (including OFAC);
"Sanctions List"	means (a) the List of Specially Designated Nationals and Blocked Persons maintained by OFAC; (b) the UK Sanctions List maintained by His Majesty's Treasury of the United Kingdom; (c) the lists of sanctioned persons maintained by the United Nations Security Council; or (d) the consolidated list of persons, groups and entities subject to EU financial sanctions maintained by the European Union;
"Seller"	has the meaning given in the preamble;
"Seller Claims"	has the meaning given in Clause 8.2;
"Seller Released Parties"	has the meaning given in Clause 8.2;
"Seller Releasing Parties"	has the meaning given in Clause 8.1;
"Seller Warranties"	has the meaning given in Clause 6.1;
"Seller Account"	means the account of the Seller held with The Bank of New York Mellon (DTC Participant No. 0901), Agent ID 00093034, Institutional ID 00095441, in the name of VR Global Partners, L.P.; and

"Transaction" has the meaning given in Recital (B).

1.2 In this Agreement:

(a) a reference to a statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time before the date of this Agreement and any subordinate legislation made under the statutory provision (as so modified or re-enacted) before the date of this Agreement;

(b) a reference to a "person" includes a reference to any individual, firm, company, corporation or other body corporate, government, state, state agency, joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(c) a reference to a "person" includes a reference to such person's legal personal representatives, successors and permitted assigns;

(d) a reference to a "Party" includes such Party's successors and permitted assigns;

(e) a reference to a Clause or Recital is a reference to a clause or recital of this Agreement, unless the context otherwise requires;

(f) a reference to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court official or any other legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include that which most nearly approximates in such jurisdiction to the English legal term;

(g) unless the context otherwise requires, words in the singular shall include the plural and in the plural shall include the singular;

(h) a reference to USD is to the United States Dollar, being the lawful currency of the United States;

(i) a reference to "and/or" shall be deemed to include a reference to each of the adjoining terms both individually and collectively; and

(j) a reference to writing shall include any mode of reproducing words in a legible and non-transitory form.

1.3 The *ejusdem generis* principle of construction shall not apply to this Agreement. Accordingly, general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class of acts, matters or things or by examples falling within the general words. Any phrase introduced by the terms "other", "including", "include" and "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding or following those terms.

1.4 The headings and sub-headings of this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

2. Transfer of Sale ADSs

2.1 With effect from the Completion Date, the Seller shall sell and transfer the legal and beneficial title to the Sale ADSs and the Purchaser shall purchase and accept the transfer of the Sale ADSs, in each case on and subject to the terms of this Agreement.

2.2 The Sale ADSs shall be transferred with full title guarantee free from any Encumbrances and with the benefit of all rights attaching to them as of the Completion Date.

3. Consideration

3.1 The total amount payable by the Purchaser for the Sale ADSs shall be an amount equal to the Consideration.

3.2 The Consideration shall be satisfied in full on the Completion Date by delivery-versus-payment settlement through the facilities of The Depository Trust Company in accordance with standard settlement instructions of the Parties and subject to the terms of this Agreement.

4. Termination

4.1 Either Party may terminate this Agreement at any time prior to the Completion Date on written notice to the other Party if:

(a) in the case of the Seller, a Purchaser Warranty is not true and accurate in all material respects as of the date of this Agreement and as of the Completion Date, as though made on and as of the Completion Date;

(b) in the case of the Purchaser, a Seller Warranty is not true and accurate in all material respects as of the date of this Agreement and as of the Completion Date, as though made on and as of the Completion Date; or

(c) consummation of the Transaction in accordance with the terms of this Agreement would breach any Applicable Law.

4.2 If this Agreement is terminated pursuant to Clause 4.1, 5.5 or 5.6 (as applicable), all provisions of this Agreement shall cease to have effect except that:

(a) Clauses 1, 4 and 10 to 20 (inclusive) shall continue to apply following such termination; and

(b) such termination shall be without prejudice to any rights and obligations already arisen in connection with or by virtue of any breach of this Agreement or any liability already accrued (subject to the limitations set forth in this Agreement) prior to the termination of this Agreement.

5. Completion

5.1 Completion shall take place electronically on the Completion Date. On the Completion Date, the Purchaser shall pay the Consideration in immediately available funds in USD to the Seller Account. Against payment of the Consideration, the Seller shall procure

that the Sale ADSs are credited, through the facilities of, and in accordance with the procedures of, The Depository Trust Company, to the Purchaser Custody Account.

5.2 The Parties shall cooperate and provide all necessary instructions, documentation and information to their respective brokers or custodians to facilitate transfer of the Sale ADSs on the Completion Date in accordance with the terms of this Agreement.

5.3 On the Completion Date, each Party shall deliver, or procure the delivery of, to the other Party, a written confirmation certifying that (i) the Purchaser Warranties or the Seller Warranties (as applicable) are true and accurate in all material respects on and as of the Completion Date and (ii) such Party has taken all required actions to ensure its compliance with all Applicable Laws and stock exchange requirements with respect to the Transaction.

5.4 Neither the Seller nor the Purchaser shall be obliged to complete this Agreement unless the other Party complies with its respective obligations to be undertaken on the Completion Date under this Clause 5.

5.5 If either the Seller or the Purchaser fails to comply with its obligations under this Clause 5 (the "Defaulting Party"), the other Party (the "Compliant Party") shall be entitled, in its sole and absolute discretion (without prejudice to any other remedies or accrued rights which it may have against the Defaulting Party) by written notice to the Defaulting Party, to:

(a) defer the Completion Date by no more than five Business Days; or

(b) terminate this Agreement without liability on its part, subject to Clause 4.2.

5.6 If the Completion Date has been deferred pursuant to Clause 5.5(a) by the Compliant Party and the Defaulting Party fails to comply with its obligations to be undertaken at Completion under Clause 5 on the deferred Completion Date, then the Compliant Party shall be further entitled, in its sole and absolute discretion (without prejudice to any other remedies or accrued rights which it may have against the Defaulting Party) by written notice to the Defaulting Party, to terminate this Agreement without liability on its part, subject to Clause 4.2.

6. Seller Warranties

6.1 The Seller warrants to the Purchaser that as of each of the date of this Agreement and the Completion Date:

(a) the Seller is the sole legal and beneficial owner of the Sale ADSs;

(b) the Sale ADSs are free and clear of any Encumbrances;

(c) the Seller has good and valid title to the Sale ADSs, and upon delivery of the Sale ADSs to the Purchaser in accordance with this Agreement and payment of the Consideration therefor, the Purchaser will acquire good and valid title to the Sale ADSs, free and clear of all Encumbrances;

(d) the Sale ADSs being sold pursuant to this Agreement represent all of the Company Securities held or beneficially owned, whether directly or indirectly,

by the Seller or any of its Affiliates as of the date of this Agreement and, following the Completion Date, neither the Seller nor any of its Affiliates will hold or beneficially own any Company Securities;

(e) the Seller has the power to execute and deliver this Agreement and to perform its obligations hereunder and has taken all action necessary to authorise such execution and delivery and the performance of such obligations;

(f) this Agreement constitutes legal, valid and binding obligations of the Seller, enforceable in accordance with its terms;

(g) the execution and delivery by it of this Agreement and the performance of its obligations hereunder do not and will not conflict with or constitute a default under any provision of:

(i) any agreement or instrument to which it is a party;

(ii) its constitutional documents; or

(iii) any law, lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which it is bound;

(h) all authorisations from, and notices or filings with, any Governmental Authority that are necessary to enable it to execute, deliver and perform its obligations under this Agreement, have been obtained or made (as the case may be) and are in full force and effect and all conditions of each such authorisation have been complied with in all material respects;

(i) the Seller acknowledges that, in entering into this Agreement and selling the Sale ADSs, it (i) has knowledge and experience in financial and business matters, (ii) is capable of evaluating the merits and risks of the Transaction, (iii) has made its own independent decision to sell the Sale ADSs based solely upon its own investigation and assessment and (iv) has not relied, and expressly disclaims any reliance, upon any statement, representation, warranty, advice, opinion or information of any kind, whether written or oral, made or provided by the Purchaser, the Company, any of their respective Affiliates or any other person, including any information regarding the past, present or future business, prospects, financial condition or results of operations of the Company; provided, however, that this Clause 6.1(i) shall not limit or qualify the Purchaser Warranties or the Purchaser's obligations under this Agreement;

(j) no litigation, arbitration, tribunal or other dispute resolution process or proceedings, or administrative proceedings, are currently pending in respect of the Sale ADSs or which would have a material adverse effect on the consummation of the Transaction and no fact or circumstance exists which is likely to give rise to the commencement of any such proceedings;

(k) neither the Seller nor any of the Seller's Affiliates, nor any of its or their respective (direct or indirect) shareholders, directors or officers, is a Sanctioned Person; and

(l) the Seller is entering into the Transaction on its own behalf and is not acting on behalf of or at the direction of any Sanctioned Person,

(together, the "Seller Warranties").

6.2 The Seller Warranties shall survive the Completion Date and remain in full force and effect until the sixth anniversary of the Completion Date, after which they shall cease to have effect. For the avoidance of doubt, nothing in this Clause 6.2 shall limit or exclude any liability of the Seller arising from fraud or wilful misrepresentation.

6.3 The maximum aggregate liability of the Seller for all claims under or in connection with the Seller Warranties shall not exceed an amount equal to the Consideration, provided that the limitation of liability in this Clause 6.3 shall not apply to any liability of the Seller arising from fraud or wilful misrepresentation.

7. Purchaser Warranties

7.1 The Purchaser warrants to the Seller that as of each of the date of this Agreement and the Completion Date:

(a) it has the power to execute and deliver this Agreement and to perform its obligations hereunder and has taken all action necessary to authorise such execution and delivery and the performance of such obligations;

(b) this Agreement constitutes legal, valid and binding obligations of the Purchaser, enforceable in accordance with its terms;

(c) the execution and delivery by it of this Agreement and the performance of its obligations hereunder do not and will not conflict with or constitute a default under any provision of:

(i) any agreement or instrument to which it is a party;

(ii) its constitutional documents; or

(iii) any law, lien, lease, order, judgment, award, injunction, decree, ordinance or regulation or any other restriction of any kind or character by which it is bound;

(d) all authorisations from, and notices or filings with, any Governmental Authority that are necessary to enable it to execute, deliver and perform its obligations under this Agreement have been obtained or made (as the case may be) and are in full force and effect and all conditions of each such authorisation have been complied with in all material respects;

(e) the funds comprising the Consideration are the Purchaser's own funds and shall be paid to the Seller from an account in the Purchaser's name;

(f) neither the Purchaser nor any of the Purchaser's Affiliates, nor any of its or their respective directors or officers, is a Sanctioned Person; and

(g) the Purchaser is entering into the Transaction on its own behalf and is not acting on behalf of or at the direction of any Sanctioned Person,

(together, the "Purchaser Warranties").

7.2 The Purchaser Warranties shall survive the Completion Date and remain in full force and effect until the sixth anniversary of the Completion Date, after which they shall cease to have effect. For the avoidance of doubt, nothing in this Clause 7.2 shall limit or exclude any liability of the Purchaser arising from fraud or wilful misrepresentation.

7.3 The maximum aggregate liability of the Purchaser for all claims under or in connection with the Purchaser Warranties shall not exceed an amount equal to the Consideration, provided that the limitation of liability in this Clause 7.3 shall not apply to any liability of the Purchaser arising from fraud or wilful misrepresentation.

8. Release of Claims

8.1 With effect from Completion, the Seller, for itself and on behalf of its successors, assigns, agents and Affiliates (together, the "Seller Releasing Parties"), hereby irrevocably and unconditionally waives, releases and forever discharges the Purchaser, the Company and each of their respective past, present and future directors, officers, employees, successors, assigns, agents and Affiliates (together, the "Purchaser Released Parties") from any and all claims, demands, actions, causes of action, suits, damages, losses, liabilities and expenses of every kind and nature, whether known or unknown, suspected or unsuspected, fixed or contingent, liquidated or unliquidated, at law or in equity (together, the "Purchaser Claims"), that any Seller Releasing Party ever had, now has or hereafter may have against any Purchaser Released Party, arising out of or relating to (i) the ADSs, including the Sale ADSs; (ii) any other past Seller's ownership of the Company Securities; (iii) any disclosure or non-disclosure of information by any Purchaser Released Party in relation to the Company, the Company Securities or the Transaction; (iv) the Purchaser's ownership of any Company Securities, whether direct or indirect, including any prior purchases of the Company Securities by the Purchaser; (v) the Purchaser's capacity as an Affiliate and controlling shareholder of the Company; and (vi) the Company's obligations, duties or liabilities owed to its shareholders or ADS holders, in each case in any jurisdiction worldwide, whether (a) arising under U.S. federal or state securities laws, Turkish law, the Company's articles of association or otherwise to the extent based on, arising out of or related to events, acts, omissions or circumstances occurring before or on the date of this Agreement, (b) arising under applicable securities or corporate laws to the extent based on, arising out of or related to events, acts, omissions or circumstances occurring after the date of this Agreement or (c) arising under U.S. federal or state securities laws, Turkish law, the Company's articles of association or otherwise to the extent based on, arising out of or related to events, acts, omissions or circumstances occurring before, on or after the date of this Agreement resulting from or relating to a breach by the Seller of any of its obligations under this Agreement; provided, however, that nothing in this Clause 8.1 shall release any Purchaser Released Party from (x) any Purchaser Claims arising from fraud or wilful misconduct by such Purchaser Released Party relating to this Agreement or (y) any Purchaser Claims arising from a breach by the Purchaser of any of its obligations under this Agreement.

8.2 With effect from Completion, the Purchaser, for itself and on behalf of its successors, assigns, agents and Affiliates (together, the "Purchaser Releasing Parties"), hereby

irrevocably and unconditionally waives, releases and forever discharges the Seller and its past, present and future directors, officers, employees, successors, assigns, agents and Affiliates (together, the "Seller Released Parties") from any and all claims, demands, actions, causes of action, suits, damages, losses, liabilities and expenses of every kind and nature, whether known or unknown, suspected or unsuspected, fixed or contingent, liquidated or unliquidated, at law or in equity (together, the "Seller Claims"), that any Purchaser Releasing Party ever had, now has or hereafter may have against any Seller Released Party, arising out of or relating to: (i) the ADSs, including the Sale ADSs; (ii) any other past Purchaser's ownership of the Company Securities; (iii) any disclosure or non-disclosure of information by any Seller Released Party in relation to the Company, the Company Securities or the Transaction; (iv) prior purchases of the ADSs by the Seller; (v) the Seller's ownership of any Company Securities, whether direct or indirect, including any prior purchases of the Company Securities by the Seller; and (vi) the Seller's capacity as a shareholder of the Company, in each case in any jurisdiction worldwide, whether (a) arising under U.S. federal or state securities laws, Turkish law, the Company's articles of association or otherwise to the extent based on, arising out of or related to events, acts, omissions or circumstances occurring before or on the date of this Agreement, (b) arising under applicable securities or corporate laws to the extent based on, arising out of or related to events, acts, omissions or circumstances occurring after the date of this Agreement or (c) arising under U.S. federal or state securities laws, Turkish law, the Company's articles of association or otherwise to the extent based on, arising out of or related to events, acts, omissions or circumstances occurring before, on or after the date of this Agreement resulting from or relating to a breach by the Purchaser of any of its obligations under this Agreement; provided, however, that nothing in this Clause 8.2 shall release any Seller Released Party from (x) any Seller Claims arising from fraud or wilful misconduct by such Seller Released Party relating to this Agreement or (y) any Seller Claims arising from a breach by the Seller of any of its obligations under this Agreement.

8.3 The Seller acknowledges and agrees that the Purchaser is or may be (i) in possession of any material non-public information regarding the Company or its securities, including the ADSs ("MNPI"), as of the date of this Agreement and the Completion Date; and (ii) an "insider" of the Company within the meaning of Applicable Law. Notwithstanding any such possession of MNPI or insider status, the Seller has independently and without reliance on the Purchaser or any MNPI determined to sell the ADSs on the terms set forth in this Agreement. The Seller, for itself and any Seller Releasing Party, hereby irrevocably and unconditionally waives, releases and forever discharges any Purchaser Released Party from any and all Purchaser Claims based upon, arising out of or relating to the Purchaser's possession of MNPI or its status as an insider of the Company.

8.4 The Parties acknowledge and agree with respect to the releases and waivers set forth in Clauses 8.1, 8.2 and 8.3 above that each of the Seller Releasing Parties and the Purchaser Releasing Parties is releasing both known and unknown claims, and each of them specifically waives any protections that might be afforded by Section 1542 of the California Civil Code and similar provisions of the laws of other jurisdictions. Section 1542 of the California Civil Code provides as follows:

> "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE

RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY."

The Parties acknowledge that the foregoing releases and waivers and the inclusion of "unknown" claims in the definition of the "Purchaser Claims" and the "Seller Claims" were material and separately bargained for elements of this Agreement.

9. Standstill

9.1 The Seller covenants and agrees that, from and after the Completion Date, neither the Seller nor its Affiliates shall, directly or indirectly, (a) purchase, acquire, agree to acquire or otherwise obtain beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the U.S. Securities Exchange Act of 1934, as amended) of any Company Securities, (b) make any offer relating to or involving any Company Securities, (c) engage in any negotiations or discussions with any person regarding any Company Securities or (d) assist, encourage or participate in any effort by any other person to do any of the foregoing.

9.2 If the Seller or any of its Affiliates inadvertently acquires beneficial ownership of any Company Securities in violation of Clause 9.1, the Seller shall promptly notify the Purchaser and sell or otherwise transfer (or cause to be sold or transferred) beneficial ownership of such securities. If the Seller or any of its Affiliates (i) does not sell or otherwise transfer beneficial ownership of any Company Securities acquired inadvertently in violation of Clause 9.1 within ten Business Days of becoming aware of such acquisition or (ii) knowingly or intentionally acquires beneficial ownership of any Company Securities in violation of Clause 9.1, the Seller or such Affiliate shall transfer such Company Securities to the Purchaser or its designee at no consideration (a) in the case of sub-clause (i), within five Business Days following the expiry of such ten Business Day period and (b) in the case of sub-clause (ii), within five Business Days of such acquisition.

9.3 Clauses 9.1 and 9.2 shall not apply to any acquisition of Company Securities or the shares or any other securities (including any American depositary shares) of the Purchaser through a broadly diversified index fund, exchange-traded fund or similar passive vehicle over which neither the Seller nor any of its Affiliates exercises investment discretion as to composition.

10. Confidential Information

10.1 Subject to Clause 10.2, each Party undertakes to the other Party, that it shall treat as confidential all information received or obtained as a result of entering into or performing this Agreement which relates to:

(a) the other Party and its respective Affiliates (the "Disclosing Party");

(b) the provisions or the subject matter of this Agreement and any claim or potential claim thereunder; and

(c) the negotiations relating to this Agreement.

10.2 Clause 10.1 does not apply to disclosure of any information:

(a) which is required to be disclosed by Applicable Law, by a rule of a listing authority or stock exchange to which any Party is subject or submits or by a Governmental Authority or other authority with relevant powers to which any Party is subject or submits, whether or not the requirement has the force of law provided that the disclosure shall, if permitted by law and so far as is practicable, be made after consultation with the other Party and after taking into account the reasonable requirements of the other Party as to its timing, content and manner of making or despatch;

(b) to an adviser for the purpose of advising in connection with the Transaction or any future transactions relating to the Company or any of its assets provided that such disclosure is necessary for these purposes and is on the basis the Party disclosing such information procures that such adviser keeps such information confidential on the same terms which apply to such Party under this Agreement;

(c) to a director, officer, employee or auditor of any Party whose function requires them to have the relevant confidential information and where such director, officer, employee or auditor keeps such information confidential on the same terms which apply to such Party under this Agreement;

(d) which is required to enable any Party to enforce its rights under this Agreement including to defend itself against any claim thereunder or for the purpose of any judicial proceedings; or

(e) to the extent that the information has been made public by, or with the consent of, the Disclosing Party or is in or comes into the public domain otherwise than as a result of a breach of any undertaking or duty of confidentiality by any Party.

10.3 Without prejudice to Clause 10.1, save for any public disclosures required under Applicable Law, no Party shall issue or permit any of its Affiliates to issue any public statement, press release or other public communication relating to the Transaction or listing the Purchaser by name as purchaser of the Sale ADSs without:

(a) in the case of any such statement, press release or communication made or issued by the Seller or any of its Affiliates, the prior written consent of the Purchaser; and

(b) in the case of any such statement, press release or communication made or issued by the Purchaser or any of its Affiliates, the prior written consent of the Seller.

10.4 The restrictions contained in this Clause 10 shall continue to apply for six (6) months after the Completion Date.

11. Variation and Waiver

11.1 No variation or amendment of this Agreement shall be valid unless it is in writing and signed by or on behalf of each Party.

11.2 Any failure by any Party to exercise, or any delay by it in exercising, any right, power or remedy provided for in this Agreement or by law shall not affect or constitute a waiver of such right, power or remedy.

11.3 Any single or partial exercise of any right, power or remedy provided for in this Agreement or by law shall not preclude any other or further exercise of it or any other right, power or remedy.

12. Further Assurance

The Parties shall at their own cost and expense, and shall procure that their respective Affiliates shall at their own cost and expense, do, execute and perform all such further deeds, documents, assurances, acts and things as may be reasonably required to give effect to the terms of this Agreement and to secure for the Seller or the Purchaser (as the case may be) the full benefit of the rights, powers and remedies conferred upon them in this Agreement.

13. Assignment

Without the written consent of the Seller, the Purchaser may not, and without the written consent of the Purchaser, the Seller may not, assign or transfer this Agreement or any of its rights or obligations under this Agreement.

14. Costs and Expenses

Each Party shall bear its own costs and expenses arising out of or in connection with the negotiation, preparation, execution and implementation of this Agreement and the Transaction.

15. Entire Agreement

15.1 This Agreement constitutes the entire agreement between the Parties. It supersedes any previous agreements relating to the transactions contemplated by this Agreement and sets out the complete legal relationship of the Parties arising from or connected with that subject matter.

15.2 Nothing in this Clause 15 shall have the effect of limiting any liability arising from fraud.

15.3 Each Party acknowledges that in entering into this Agreement it does not rely on, and shall have no rights or remedies in respect of, any statement, representation, assurance or warranty (whether made innocently or negligently) that is not expressly set out in this Agreement.

16. Invalidity

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable under the laws of any jurisdiction that shall not affect:

(a) the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

(b) the legality, validity or enforceability under the laws of any other jurisdiction of that or any other provision of this Agreement.

17. Rights of Third Parties

A person who is not a party to this Agreement (other than the Company) has no right to enforce any term of this Agreement.

18. Notices

18.1 Any notice or other communication given under or in connection with this Agreement shall be in writing, in the English language and may be served by delivering it personally or sending it by first class post (and international courier service if overseas), or email to the address and for the attention of the relevant Party set out in Clause 18.3 (or as otherwise notified by that Party under this Agreement).

18.2 Any such notice shall be deemed to have been received:

(a) if delivered personally, at the time of delivery;

(b) if sent by mail, other than international courier service, two Business Days after posting it;

(c) in the case of international courier service, five Business Days after posting it; and

(d) in the case of email, upon receipt by the sender of a read receipt (or other appropriate evidence) that the email has been received by the addressee.

18.3 The addresses of the Parties for the purpose of this Clause are:

if to the Seller:

Address:	The Kensington Building 1 Wrights Lane London, W8 5RY United Kingdom
For the attention of:	Evgeny Vasilyev, Martin Mojzis and Jae Chung
Emails:	evasilyev@vr-capital.com; mmojzis@vr-capital.com; jchung@vr-capital.com

if to the Purchaser:

Address:	154A Nauryzbai Batyr Street Almaty, 050013 Kazakhstan
For the attention of:	Yuri Didenko
Email:	Yuri.Didenko@kaspi.kz

with a copy (which shall not constitute notice) to:

Address:	Debevoise & Plimpton LLP The Northcliffe, 28 Tudor Street London, EC4Y 0AY United Kingdom
For the attention of:	Nicholas P. Pellicani
Email:	nppellicani@debevoise.com

or such other address as may be notified in writing from time to time by the relevant Party to the other Parties.

18.4 In proving service of a notice or other communication, it shall be sufficient to prove that the envelope containing such notice was addressed to the address of the relevant Party set out in this Clause 18 (or as otherwise notified by that Party under this Agreement) and delivered either to that address or into the custody of the postal authorities as a mail or international courier service letter, or that the notice was transmitted by email to the email address of the relevant Party set out in this Clause 18 (or as otherwise notified by that Party under this Agreement).

19. Counterparts

This Agreement may be executed in any number of counterparts each of which when executed and delivered shall be an original and all of which together shall constitute one and the same Agreement.

20. Governing Law and Dispute Resolution

20.1 This Agreement and any non-contractual obligations (including any disputes or claims) arising out of or in connection with it shall be governed by and construed in accordance with the laws of the State of New York.

20.2 Any dispute, controversy, or claim arising out of, relating to, or in connection with this Agreement, including with respect to the formation, applicability, breach, termination, validity or enforceability of this Agreement, shall be resolved by arbitration. The arbitration shall be conducted by three arbitrators and administered by the London Court of International Arbitration (the "LCIA") in accordance with the LCIA Rules in effect at the time of the arbitration, except as they may be modified herein or by mutual agreement of the Parties. The claimant shall nominate an arbitrator in its request for arbitration. The respondent shall nominate an arbitrator within 28 days of the receipt of the request for arbitration. The two arbitrators nominated by the parties shall nominate a third arbitrator within 28 days after the nomination of the later-nominated arbitrator. The third arbitrator shall act as chair of the tribunal. If any of the three arbitrators are not nominated within the prescribed time above, then the LCIA shall appoint the arbitrator(s). The seat of the arbitration shall be London, United Kingdom and it shall be conducted in the English language. The arbitration and this agreement to arbitrate shall be governed by English law. The arbitration award shall be final and binding on the Parties, and the Parties undertake to carry out any award without delay. Judgment upon the award may be entered by any court having jurisdiction over the award or over the relevant Party or its assets.

20.3 The Parties acknowledge and agree that irreparable harm would occur in the event that any of the Seller's obligations under Clauses 2, 5, 8 and 9 were not performed in

accordance with their specific terms or were otherwise breached and that monetary damages would not be an adequate remedy for any breach by the Seller of its obligations under Clauses 2, 5, 8 and 9. Accordingly, the Purchaser shall be entitled to seek an award of specific performance of the Seller's obligations to transfer the Sale ADSs to the Purchaser or its other obligations under Clauses 2, 5, 8 and 9, in addition to any other remedies available at law or in equity or pursuant to Clause 20.2, without the necessity of proving actual damages.

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This Agreement has been signed by the Parties (or their duly authorised representatives) on the date stated at the beginning of this Agreement.

Executed by **VR GLOBAL PARTNERS, L.P.**	)	/s/ Emile du Toit
	)	Name: Emile du Toit
		Title: Authorised Signatory

Executed by **JOINT STOCK COMPANY KASPI.KZ**	)	/s/ Yuri Didenko
	)	Name: Yuri Didenko
		Title: Deputy CEO